Exhibit 99.125

Vicinity Motor Corp. Reports First Quarter 2021 Financial Results

VANCOUVER, BC, May 17, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel buses, today reported its financial and operational results for the first quarter of 2021.

First Quarter 2021 and Subsequent Operational Highlights

●	Revenue grew 588% to $27.3 million in the first quarter of 2021, as compared to $4.0 million in the same year-ago quarter.

○	Delivered 67 buses for the three months ended March 31, 2021, as compared to 6 buses for the three months ended March 31, 2020.

●	Received orders for another ten Vicinity Lightning™ EV buses with expected delivery in 2021.

●	Entered into a strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America, to distribute the manufacturer’s Vicinity™ heavy-duty vehicles throughout United States.

●	The State of Washington and New Mexico selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase directly from the Company’s diverse bus portfolio.

●	Appointed respected industry veteran, prominent Canadian transit leader and former CEO of BC Transit, Manuel Achadinha, as Chief Operating Officer.

●	Announced strategic partnership to explore deploying Exro Technologies’ enhanced powertrain system into Vicinity’s next-generation electric bus fleet, providing high-performance and extended range.

●	Presented at leading investor events including the Q1 Virtual Investor Summit, B. Riley Securities Sustainable Energy & Technology Conference, The Microcap Rodeo Winter Wonderland Conference, SNN Network Canada Event and the SNN Planet MicroCap Showcase.

Management Commentary

“The first quarter of 2021 was a blockbuster quarter by any measure, having delivered 20% more buses in the first three months of 2021 than we did in all of 2020 combined,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We continue to see incredible traction in the marketplace, having most notably signed ABC Companies as a distributor of our products in the large U.S. market. The sales from that partnership, paired with the ongoing execution of our core business, positions us well for a strong 2021 – a true testament to the unrivaled value we bring to our customers.

“We are leveraging our strong momentum to accelerate the launch of next-generation electric vehicle (EV) products, including our breakthrough Vicinity Lightning™ EV, as well as other exciting, to-be-announced EV opportunities we are pursuing in the background. The land-grab for EV market share is underway and we are well positioned to gain traction through our longstanding partnerships with North American transit agencies.

“I expect to see robust year-over-year growth throughout the remainder of 2021, empowering our drive to create a more sustainable public transportation system. I look forward to providing our shareholders with further updates in the near-term as we launch new products, announce new transit agency customers and successfully execute upon our business plan,” concluded Trainer.

First Quarter 2021 Financial Results

Revenue grew 588% to $27.3 million in the first quarter of 2021, as compared to $4.0 million in the same year-ago quarter. The increased revenue was primarily driven by the delivery of 67 buses in the quarter, as compared to 6 buses in the first quarter of 2020.

Gross profit increased to $4.3 million, or 15.9% of revenue, in the first quarter of 2021, as compared to a gross profit of $0.1 million or 2.3% of revenue, in the same year-ago quarter. The margins in the first quarter of 2021 were positively affected by sales mix, and 2021 deliveries generally have higher expected margins than those realized in 2020.

Net income for the first quarter of 2021 increased to $2.0 million, or $0.07 per share, as compared to a net loss of $1.7 million, or ($0.07) per share, in the same year-ago quarter.

Adjusted EBITDA for the first quarter of 2021 increased to $2.6 million, as compared to adjusted EBITDA loss of $1.3 million in the same year-ago quarter.

Working capital as of March 31, 2021 totaled $20.8 million, as compared to $16.7 million as of December 31, 2020. Working capital increased due to strong demand for the Company’s buses, with ongoing liquidity provided primarily by robust first quarter revenues, supplemented by the proceeds from anticipated near-term warrant exercises.

First Quarter 2021 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time today, May 17, 2021 to discuss Vicinity’s first quarter 2021 financial results, provide a corporate update, and conclude with Q&A from telephone participants. To participate, please use the following information:

Q1 2021 Conference Call and Webcast

Date: Monday, May 17, 2021

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-877-300-8521
International Dial-in: 1-412-317-6026
Conference ID: 10156413
Webcast: http://public.viavid.com/index.php?id=144923

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, June 17, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10156413. A webcast will also be available by clicking here: Vicinity Q1 2021 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Supplemental Warrant Exercise Information

Vicinity also announces that it is accelerating the expiry of certain private placement common share purchase warrants (the “Warrants”) bearing expiry dates of November 16, 2022, and November 19, 2022, in order to provide capital to support the buildout of the Washington State Assembly Facility. The outstanding Warrants will expire on June 18, 2021, and any Warrants not surrendered for exercise on or before 4:30 PM PST on June 18, 2021 will expire unexercised and become null and void. Please contact Vicinity with any questions about the warrant exercise and upcoming expiry.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Management believes that Adjusted EBITDA is an important measure in evaluating the historical operating performance of the Company. However, Adjusted EBITDA is not a recognized earnings measure under IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Readers of this MD&A are cautioned that Adjusted EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as indicators of the Company’s performance, or cash flows from operating activities determined in accordance with IFRS as a measure of liquidity and cash flow. The Company defines and has computed adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, non-operating income and expenses, and share based compensation.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended March 31, 2021	3 months ended March 31, 2020
(Canadian dollars in thousands - unaudited)	$	$
Net comprehensive income (loss)	2,037	(1,730)
Add back
Stock based compensation	158	81
Interest	160	186
Foreign exchange loss (gain)	20	(60)
Amortization	248	245
Adjusted EBITDA	2,623	(1,278)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross margin

Gross margin is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross margin expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, in thousands of Canadian Dollars)

	Note	March 31, 2021	December 31, 2020
		$	$
Current Assets
Cash and cash equivalents		1,717	1,283
Restricted cash		358	358
Trade and other receivables		8,479	4,149
Inventory	3	26,001	32,614
Prepaids and deposits		3,600	2,426

		40,155	40,830
Long-term Assets
Intangible assets		3,666	2,174
Property and equipment		3,905	4,032

		47,726	47,036

Current Liabilities
Accounts payable and accrued liabilities		10,354	12,908
Credit facility	4	5,552	5,759
Current portion of deferred revenue	5	1,905	1,899
Current portion of provision for warranty cost	6	1,290	763
Current debt facilities	7	—	2,532
Current portion of other long-term liabilities		278	275

		19,379	24,136

Long-term Liabilities
Other long-term liabilities		207	278
Provision for warranty cost	6	720	256

		20,306	24,670

Shareholders’ Equity (Deficiency)
Share capital	8	48,024	46,468
Contributed surplus	8	4,664	3,164
Accumulated other comprehensive loss		(58)	(19)
Deficit		(25,210)	(27,247)

		27,420	22,366

		47,726	47,036

Interim Condensed Consolidated Statements of Income (Loss)

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

	Note	For the three months ended March 31, 2021	For the three months ended March 31, 2020
		$	$

Revenue
Bus sales	11	25,934	2,714
Other	11	1,362	1,254
		27,296	3,968

Cost of sales	3	(22,967)	(3,876)

Gross margin		4,329	92

Expenses
Sales and administration		1,784	1,457
Stock-based compensation		158	81
Amortization		170	158
Interest and finance costs	4,7	160	186
Foreign exchange gain		20	(60)

		2,292	1,822

Net income (loss)		2,037	(1,730)

Earnings (loss) per share
Basic		0.07	(0.07)
Diluted		0.06	(0.07)

Weighted average number of common shares outstanding
Basic(1)		28,650,754	23,996,887
Diluted(1)		33,026,068	23,996,887

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands of Canadian dollars)

		Three months ended	Three months ended
	Note	March 31, 2021	March 31, 2020
		$	$
OPERATING ACTIVITIES
Net income (loss) for the year		2,037	(1,730)
Items not involving cash:
Amortization		248	245
Foreign exchange loss (gain)		17	(109)
Interest and finance costs		160	186
Stock-based compensation	8	158	81
		2,620	(1,327)
Changes in non-cash items:
Trade and other receivables		(4,375)	5,575
Inventory	3	6,611	1,901
Prepaids and deposits		510	(1,060)
Accounts payable and accrued liabilities		(2,553)	(1,022)
Warranty provision	6	1,004	(343)
Cash from operating activities before interest paid		3,817	3,724
Interest paid		(119)	(128)
Cash from operating activities		3,698	3,596

INVESTING ACTIVITIES
Intangible assets		(1,572)	—
Purchase of property and equipment		(47)	(140)
Cash (used in) investing activities		(1,619)	(140)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	8	1,214	—
(Repayments) proceeds of credit facility	4	(209)	(2,481)
Proceeds from current debt facilities	7	—	1,219
Repayment of current debt facilities	7	(2,562)	(31)
Repayment of convertible debt	7	—	(12)
Repayment of long-term loans		(72)	(61)
Cash (used in) financing activities		(1,629)	(1,366)
Effect of foreign exchange rate on cash		(16)	113
Increase in cash and cash equivalents		434	2,203
Cash and cash equivalents, beginning		1,283	757
Cash and cash equivalents, ending		1,717	2,960